[LETTERHEAD OF WLRK]

February 14, 2006

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Attn:     Carmen Moncada-Terry

Re:	ConocoPhillips

Registration Statement on Form S-4

Filed January 11, 2006; File No. 333-130967

Dear Ms. Moncada-Terry:

On behalf of ConocoPhillips (the “Company”), set forth below is the response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter received by telefacsimile on February 10, 2006 (the “Comment Letter”), concerning the Company’s registration statement on

Form S-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

For your convenience, we have set forth the text of the comments from the Comment Letter, followed in each case by the Company’s response thereto. Any capitalized terms used but not defined herein have the meaning given to such terms in the

Form S-4.

Completion of the Merger is Subject to Certain Conditions, page 7

1.	We note that the receipt of the tax opinions is a waivable condition. Indicate that you will resolicit shareholder approval if that condition is waived. Otherwise, revise your disclosure to present the transaction as taxable.

In response to the Staff’s comment, the disclosures on pages 7 and 73 have been revised so that references to conditions to the merger in the Form S-4 state that BR will resolicit approval from its stockholders if BR waives its closing condition that it receive an opinion of its counsel to the effect that, for U.S. federal income tax purposes, the merger will constitute a reorganization. No vote of ConocoPhillips stockholders is required to complete the transaction. Therefore, no solicitation of ConocoPhillips stockholder approval would be required.

The Merger, page 26

Background of the Merger, page 26

2.	You indicate that Mr. Shakouls had periodically met with Mr. Mulva and that they had discussed “ConocoPhillips’ potential interest in a business combination with BR.” Clarify whether Mr. Mulva’s briefing the Board on November 9, 2005 regarding a business combination was based on one of those meetings and, if so, when that meeting took place. Also, discuss whether Mr. Shackouls had comparable meetings with management of other companies.

In response to the Staff’s comment, the disclosure on page 26 has been revised so that the Background of the Merger section states that on October 17, 2005, Mr. Mulva met with Mr. Shackouls and discussed general industry conditions, as well as the scheduling of a lunch meeting. The briefing given by Mr. Mulva to the ConocoPhillips board of directors on November 9, 2005 was given in anticipation of the lunch meeting with Mr. Shackouls.

In response to the Staff’s comment, the disclosure on page 26 has also been revised so that the Background of the Merger section states that Mr. Shackouls from time to time engaged in discussions with senior management of other smaller, equal size or larger oil and gas companies, but none of these discussions led to any business combination transaction.

3.	You indicate on page 30 that at the December 12, 2005 special meeting, the Burlington Resources, Inc. board considered “possible alternative to the merger, including the possibility of an alternative transaction with a third party.” Disclose in greater detail the discussions regarding such potential merger partner or any other alternative merger partners. We further note that the board approved the merger agreement during the meeting. However, that the agreement allows the Burlington board, under certain circumstances, to engage in discussions with other potential merger partners. Disclose whether the board is considering pursuing the evaluation of other candidates. If it has determined otherwise, state when it made that determination and specify the board’s reasoning for reaching that determination. Also describe any offers or indications of interest for Burlington submitted by third parties after December 12, 2005 that are not currently disclosed in your registration statement. If none existed, affirmatively indicate such in your response letter.

The merger agreement allows the Burlington board, under certain circumstances, to provide information to and engage in discussions with other potential offerors in response to an unsolicited proposal. However, the Burlington board is not permitted to solicit alternative proposals. Burlington has not received any unsolicited proposal or indication of interest since the execution of the merger agreement.

Additionally, in response to the Staff’s comment, the disclosure on page 30 has been revised so that the Background of the Merger section in the Form S-4 discusses Burlington’s consideration of possible alternatives more directly.

4.	Clarify whether the Board, at the November 9th meeting, authorized Mr. Mulva to further pursue discussions with Burlington.

In response to the Staff’s comment, the disclosure on page 26 has been revised so that the Background of the Merger section in the Form S-4 states that the ConocoPhillips board of directors authorized Mr. Mulva to meet again with Mr. Shackouls and pursue discussions if he deemed it appropriate, subject to further review by the ConocoPhillips board of directors.

5.	Expand the discussion of the November 30, 2005 to explain what you mean by “complementary fit.” Explain also the reference to “the possible role of Mr. Limbacher in a new combined organization” and the relevance of that to the business combination.

In response to the Staff’s comment, the disclosure on page 27 has been revised so that the Background of the Merger section in the Form S-4 states that the ConocoPhillips management discussed the complementary fit between the two companies’ assets and operations, particularly in the United States and Canada.

In response to the Staff’s comment, the disclosure on page 27 has also been revised so that the Background of the Merger section in the Form S-4 states that it was understood that the combined company would have a broader emphasis on upstream activities and that Mr. Limbacher’s experience and expertise were such that he could play a significant role in the combined enterprise.

Material United States Federal Income Tax Consequences of the Merger, page 33

6.	Indicate that the discussion contained is based upon opinion of counsel and identify such counsel. File the forms of opinion that will be later delivered as exhibits to this registration statement. We assume, based on your current presentation, that counsel will be providing a “long form” opinion.

In response to the Staff’s comment, the disclosure included in the Material United States Federal Income Tax Consequences of the Merger section in the Form S-4 has been revised to state that, in the opinion of White & Case LLP, the discussion contained therein sets forth, as of the date of the Form S-4 and subject to the assumptions and limitations contained therein, the material U.S. federal income tax consequences of the merger to holders of Burlington common stock. Forms of opinion are being provided to the Staff supplementally herewith, and opinions substantially in the form thereof are expected to be delivered at closing and filed as exhibits to a post-effective amendment to the Form S-4 at the closing of the transaction.

* * * * *

The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to me at (212) 403-1233 or David Feirstein at (212) 403-1106.

Very truly yours,

/s/ Andrew R. Brownstein